Mail Stop 04-07

      						May 3, 2005


Mr. Kevin S. Buchel
Chief Financial Officer
Napco Security Systems, Inc.
333 Bayview Avenue
Amityville, NW 11701

	RE:	Napco Security Systems, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed September 27, 2004

      Form 10-Q for the quarter ended September 30, 2004
      Form 10-Q for the quarter ended December 31, 2004
      File No. 000-10004

Dear Mr. Buchel:

      We have reviewed your supplemental response letter dated
April
8, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 22,
2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-K for the year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1. We note your response to comment 2. We believe the increase in your inventory reserve balance of $1,035,000 is material and should be clearly explained to investors. Provide a sufficiently detailed, quantified discussion in your future MD&A inventory discussions, similar to the information provided to us in response to comment 2.

Note 5 - Income Taxes, pages FS-16 - FS-18

2. We note your response to comment 6. Provide in future filings a detailed discussion of the facts and circumstances concerning the tax issue and describe for readers the potential outcome should the IRS question Napco`s qualification for the exemption provided in IRC
Section 943 (a)(4)(c). Refer to paragraph 10 of SFAS 5 and 10-01(a)(5) of Regulation S-X.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Kevin S. Buchel
Napco Security Systems, Inc.
May 3, 2005
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